Louis Wharton Partner Direct Voice Direct Fax	818.444.4509 818.444.6309
E-Mail	lwharton@stubbsalderton.com

April 15, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	AtheroNova Inc.
Responses to Staff Comments of April 9, 2013 with respect to:
Item 4.02 Form 8-K
Filed March 29, 2013
File No. 000-52315

Ladies and Gentlemen:

On behalf of AtheroNova Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated April 9, 2013 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

1.      Please amend your filing to state whether you have considered the impact of the material errors that you have described on your prior assertions regarding disclosure controls and procedures, made pursuant to Item 307 of Regulation S-K.

The Company acknowledges the Staff’s comment.  The Audit Committee of the Company’s Board of Directors (the “Committee”) and the Company’s management considered the impact of the determination to restate the Company’s financial statements for the fiscal quarters ended June 30 and September 30, 2012, on the Company’s prior assertions regarding disclosure controls and procedures made pursuant to Item 307 of Regulation S-K, and concluded that no change to those assertions was necessary.  The Committee’s and management’s determination to restate the financial statements described above did not result from a deficiency in the Company’s controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is: recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms; and accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Rather, the Committee and management determined to restate the aforementioned financial statements based on management’s subsequent determination in connection with the audit of the Company’s financial statements for fiscal 2012, and the Committee’s concurrence, that it was more appropriate to account for the amendment of certain of the Company’s senior notes and warrants that were issued in 2010 as a modification under applicable accounting guidance, rather than an extinguishment.  The relevant information required to be disclosed by the Company in its quarterly reports for the fiscal quarters ended June 30 and September 30, 2012, was recorded, processed, summarized and reported within the specified time periods, and was accumulated and communicated to the Company’s management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission
April 15, 2013

In light of the foregoing, and in light of the fact that disclosure pertaining to the Company’s conclusions regarding the impact of the determination to restate the aforementioned financial statements on prior assertions regarding disclosure controls and procedures is not required under Item 4.02 of Form 8-K, the Company respectfully submits that no amendment to the Current Report on Form 8-K filed by the Company with the Commission on March 29, 2013 (the “4.02 8-K”) is required.

2.      Please amend your filing to elaborate on any internal control deficiencies that allowed the error to prevail and explain to us why you were able to conclude that it did not amount to a material weakness. Also explain to us how you considered the error in your assessment of your internal control over financial reporting in your December 31, 2012 Form 10-K.

The Company acknowledges the Staff’s comment.  As discussed above, the determination to restate the Company’s financial statements for the fiscal quarters ended June 30 and September 30, 2012, was not based on a deficiency in the Company’s controls and other procedures as the relevant information required to be disclosed by the Company in its quarterly reports was recorded, processed, summarized and reported, within the specified time periods, and was accumulated and communicated to the Company’s management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Rather, the restatements resulted from management’s subsequent determination, in connection with the audit of the Company’s financial statements for fiscal 2012, that it was more appropriate to account for the amendment to the aforementioned notes and warrants as a modification rather than an extinguishment.  The Company, therefore, respectfully submits that no amendment to the 4.02 8-K is required to disclose internal control deficiencies as the Committee and management have determined that no such deficiencies exist (and, consequently, there was no material weakness in such controls and procedures) with respect to the restated financial statements.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission
April 15, 2013

The Committee and management also considered the impact of the determination to restate the aforementioned financial statements in their review, with respect to fiscal 2012, of the processes designed by, or under the supervision of, the Company’s principal executive and financial officers, and effected by the Company’s Board of Directors and management, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  The Committee and management determined that the restatement did not result from a deficiency in the Company’s policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions in and dispositions of the Company’s assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; or provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.  Rather, the restatement resulted from management’s subsequent determination to account for the amendment to the aforementioned notes and warrants as a modification, rather than an extinguishment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

Sincerely, /s/ Louis Wharton Louis Wharton

cc:           Mark Selawski